Exhibit 99.1

Docebo Announces Secondary Public Offering in the United States and Canada

TORONTO--(BUSINESS WIRE)--Docebo Inc. (“Docebo”) (TSX: DCBO; Nasdaq: DCBO) today announced the launch of a marketed secondary public offering of Docebo’s common shares in the United States and Canada.

A total of 3,650,000 common shares will be offered for sale in the offering, which will be conducted through a syndicate of underwriters led by Morgan Stanley, Goldman Sachs & Co. LLC and Canaccord Genuity, as joint lead book-running managers. All of the common shares will be offered by certain shareholders of Docebo, namely Intercap Equity Inc., Claudio Erba and Alessio Artuffo (collectively, the “Selling Shareholders”). 3,285,000 common shares are being offered by Intercap Equity Inc., 273,750 common shares are being offered by Claudio Erba and 91,250 common shares are being offered by Alessio Artuffo. The offering will be priced in the context of the market, with the price and total size of the offering to be determined at the time of entering into an underwriting agreement for the offering (the “Underwriting Agreement”).

The Selling Shareholders will also grant the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the Underwriting Agreement, to purchase up to 547,500 additional common shares, representing in the aggregate 15% of the total number of common shares to be sold pursuant to the offering. Docebo will not receive any of the proceeds from the sale of common shares by the Selling Shareholders.

Closing of the offering will be subject to a number of customary conditions, including the entering into of the Underwriting Agreement.

In connection with the offering, Docebo filed a preliminary prospectus supplement to its base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The preliminary prospectus supplement has also been filed with the U.S. Securities and Exchange Commission as a supplement to the base shelf prospectus included in Docebo’s effective registration statement on Form F-10 (File No. 333-251046) under the U.S.-Canada multijurisdictional disclosure system (MJDS). The public offering will be made in Canada only by means of the base shelf prospectus and preliminary prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and preliminary prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement and the preliminary prospectus supplement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley & Co. LLC, Attn: Prospectus Department – 180 Varick Street, 2nd Floor – New York, NY 10014, by email at prospectus@morganstanley.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or by e-mail at prospectus-ny@ny.email.gs.com; and Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

Prospective investors should read the base shelf prospectus and the preliminary prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward-Looking Statements

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding the conduct of the offering; and the granting of the underwriters’ over-allotment option.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by Docebo to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, without limitation: there being insufficient investor demand for the offering; economic and market conditions being conducive to the offering on the timeline currently anticipated or at all; fluctuations in the market price of the common shares; risks related to the COVID-19 pandemic and its impact on Docebo, economic conditions, and global markets; the failure of Docebo, the Selling Shareholders and/or the underwriters to satisfy closing conditions to the offering; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant and those factors discussed in greater detail under the “Risk Factors” section of the prospectus supplement dated January 20, 2021 and our Annual Information Form for the year ended December 31, 2019, each available under our profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining the way enterprises learn by applying new technologies to the traditional corporate learning management system market. Docebo provides an easy-to-use, highly configurable learning platform with the end-to-end capabilities designed to make customers, partners, and employees love their learning experience.

Contacts

Investor Relations

Dennis Fong

investors@docebo.com

(416) 283-9930